UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

Commission File Number: 001-35447

NOVACOPPER INC.
(Translation of registrant's name into English)

Suite 2300, 200 Granville Street , Vancouver, British Columbia, Canada, V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Interim Consolidated Financial Statements for the period ended August 31, 2012

99.2	Management's Discussion and Analysis for the Third Quarter 2012

99.3	Certificate - CEO

99.4	Certificate - CFO

99.5	News Release dated October 10, 2012

99.6	Consent of Scott Petsel, Qualified Person

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVACOPPER INC.
(Registrant)

Date: October 10, 2012	By:	/s/ Elaine Sanders

Elaine Sanders
	Title:	Chief Financial Officer and Corporate Secretary